

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2007

Mr. Charles E. Drimal, Jr.
Chief Executive Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

       Re: PrimeEnergy Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed April 2, 2007
              File No. 000-07406

Dear Mr. Drimal:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-5

1. We note you recognized a significant gain on the sale and exchange of assets during the year ended December 31, 2005. Please disclose within the footnotes to your financial statements as well as within MD&A the origin of this gain.

In addition, please revise your statements of operations to include all gains on the sale and exchange of assets in income from operations as required by paragraph 45 of SFAS 144.

Consolidated Statements of Cash Flows, page F-7

2.   We note that you recognized stock based compensation expense in the amount of $1,313,000 for the year ended December 31, 2006. Please comply with the disclosure requirements outlined in paragraphs 64 and 65 of SFAS 123R relating to this charge. If you adopted SFAS 123R as of January 1, 2006, you should also provide the disclosures outlined in paragraphs 84 and 85 of SFAS 123R.

Note 1 – Description of Operations and Significant Accounting Policies, page F-8

General and Administrative Expenses, page F-10

3.   We note that certain partnerships you sponsor reimburse you for general and administrative costs incurred on their behalf. Please disclose whether you report these reimbursements as revenue, as a reduction to general and administrative expenses, or in some other fashion. In addition, please disclose the amounts you were reimbursed for each period a statement of operations has been presented.

Engineering Comments

Properties, page 16

4.   Please amend your document to include a description of your principal fields. These descriptions, as a minimum, should include location, depth, reservoir character, annual production volumes, proved reserves, exploration and development activities. Include any unusual characteristics that impact the field economics, e.g. oil gravity, gas energy content, sulfur content. You may find the guidance in Item 102 of Regulation S-K helpful in understanding the disclosure requirements in this area.

Properties, page 17

5.   Please disclose your historical oil and gas price realizations before and after the effect of your hedging arrangements.

Properties, page 18

6.   Please expand your tables under this heading to also include material undeveloped acreage subject to expiration in each of the next three years. Please refer to paragraph 5 of SEC Industry Guide 2 if you require further clarification.

Supplementary Information, page F-20

Capitalized Costs Relating to Oil and Gas Producing Activities, Page F-20

7.   Please correct the 2006 net capitalized costs line item, presently showing $281,740,000, to reflect a proper summation of the amounts listed, and as necessary to agree with the corresponding amount shown on page F-3.

Reserve Quantity Information, page F-23

8.   We note the significant changes in your proved reserves for 2005 and 2006. Please comply with paragraph 11 of FAS 69, which requires an explanation of "significant changes" to your disclosed proved reserves, as reflected in the various categories of change identified in the reconciliation. Please be sure to describe the activities, findings and circumstances that led to the additions of proved reserves reported in each of the last two years; also indicating the extent to which these correlate with the development costs identified on page F-20.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Charles E. Drimal, Jr.
PrimeEnergy Corporation
August 9, 2007
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief